EXHIBIT 99.6

ZHONE TECHNOLOGIES, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other(1)	Balance at End of Period
Warranty Reserve
December 31, 2000	$3,817	$911	$(1,597)		$3,131
December 31, 2001	$3,131	$1,205	$(1,003)	$6,000	$9,333
December 31, 2002	$9,333	$287	$(3,580)		$6,040
Allowance for Returns and Doubtful Accounts
December 31, 2000	$4,535	$17,359	$(9,423)		$12,471
December 31, 2001	$12,471	$7,015	$(9,026)		$10,460
December 31, 2002	$10,460	$8,966	$(11,457)		$7,969

Note 1: Reserve balance from acquired companies.